ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

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MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, eSQ.

Harris Tulchin, Esq. *******

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July 17, 2023

VIA ELECTRONIC EDGAR FILING

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OpenLocker Holdings, Inc. Form 10-K for Fiscal Year Ended July 31, 2022 Form 10-Q for Fiscal Quarter Ended April 30, 2023 File No. 000-24520

Dear Sir or Madam:

We are providing narrative responses on behalf of OpenLocker Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Howard Gostfrand, CEO of the Company. We trust you shall deem the contents of this letter responsive to your comment letter.

Form 10-K For the Fiscal Year Ended July 31, 2022 General

1.	We note your disclosure and description of your Non-Fungible Token (NFT) products in this section and your risk factor disclosure on page 24 about the risks if a particular NFT is a security. Please supplementally provide us with your legal analysis as to whether the NFTs you create and sell, or intend to create or sell, are “securities” within the meaning of Section 2(a)(1) of the Securities Act. In addition to considering the enumerated types of securities set forth in Section 2(a)(1), please consider SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). Please include in this analysis your role in the NFT Marketplace and NFT Trading Portal platforms, and the creation of the instruments, as well as any ongoing interest in the NFTs after resale (e.g., transaction or service fees), if applicable.

Response: What follows is the requested analysis together with some additional information on the Company business and operations.

Background

We believe it will be helpful to begin with a discussion of the continuing evolution of the business of the Company. The Company was founded to operate within and continues to operate to provide athletes and brands the ability to unlock consumer and fan value through fan engagement. From inception, the Company has focused on building fan communities primarily for colleges and universities using athletes’ Name, Image and Likeness (“NIL”). Upon launching its first fan community at the University of Connecticut in February 2022, the Company created unique digital assets (“NFTs”) representing each of the men’s basketball players, the proceeds from the sales of which were split between the Company and the athlete. The Company had the right to receive a 5% commission on secondary sales of these NFTs but otherwise did not and does not have ongoing interests or rights in the NFTs. As will be more fully explained, no such secondary sales were attempted or effectuated, and the Company no longer participates in such an option. Moreover, on an ongoing basis, the NFT holders can avail themselves of certain benefits such as attending athletic events or receiving awards or discounts from merchants, if or when such benefits become available, as more fully described herein.

As described in detail below, these NFT digital assets were and are not securities as defined in Section 2(a)(1) of the Securities Act and related case law, including SEC v. W.J. Howey Co. Among other factors, the NFTs do not represent an ownership interest or right to profit in the Company, do not represent debt in the company, were not used for capital raising, do not depend on any efforts of the Company, were not fractionalized, were not marketed or sold to a purchaser with an expectation of a profit, were not in fact designed to illicit a profit to the holder and would not have an increase in value as a result of any efforts by the Company.

The service provider which the Company used to create the NFTs included the creation of a secondary marketplace as part of its service package for minting the NFTs, which the Company believed could be of interest to purchasers of digital assets. However, not a single sale was attempted or effectuated on the marketplace and such marketplace has been removed from public access (several months ago and not in response to this comment letter) and will not be reactivated. The marketplace was removed from the Company’s business model, not because of a concern that the digital assets could be considered a security, but rather because it was not being used and was a needless distraction from the Company’s core business model, which is to develop fan communities and engagement, primarily for college athletes. That is, the purchasers of the Company’s physical and digital collectibles are not seeking re-sale opportunities and the Company sees no benefit in facilitating same. The Company’s Form 10-K for the fiscal year ended July 31, 2023, will describe this update.

Moreover, as the Company continues to develop the best way to capitalize on fan engagement and athlete NIL opportunities, it has become apparent that the Company’s physical wallet sized collectible (a platinum card), creating fan events (such as meet and greets with athletes), and sponsorship opportunities are a greater source of revenue than the digital assets. In fact, interest in the digital asset proved to be de-minimus. As a result, the Company has moved to bundling physical assets (mainly the platinum card) with the digital asset and providing the digital asset without charge upon the sale of a physical asset (and sometimes not including the digital asset at all). The Company has not sold a separate digital asset since December 16, 2022, and even when bundled with a physical asset more than 70% of customers never bother to claim their digital collectible. Furthermore, although the Company was set up to allow for the payment of its merchandise, including digital assets, with cryptocurrency, it has not in fact, ever received a payment with cryptocurrency and no longer allows that as an option.

However, at this time, the Company does not intend to eliminate digital assets altogether. As part of the evolving business model the Company is attempting to partner with local merchants to offer discounts or even such benefits as a free pizza if particular events transpire (a team wins a goal, an athlete achieves a certain milestone, etc..) for the holders of that team or athletes’ collectibles. Further, the Company has held and will hold in the future additional fan centric events with athletes for holders of collectibles (such as a gymnastics camp day at the University of Florida). In this context, a digital asset provides benefits to the Company and holders, including (i) a technologically advanced method of showing ownership and thus entitlement for an award or participation at an event; (ii) a technologically advanced method of tracking the use and popularity of certain events, merchant discounts, and related benefits; and (iii) a way to keep a physical asset in a secure location while still proving ownership to attend an event, obtain a discount, or accept a merchant’s product. Although, the Company intends to continue to offer these digital asset benefits, there can be no assurance that customers will utilize or show an interest in their use (as noted above “buy-in” has been nominal).

Further, it has become clear that the term NFT (non-fungible token), as it seems to be used in current parlance, does not clearly describe our digital asset and as such, the Company no longer uses the term at all. Rather, the Company now describes its digital assets as a “digital access pass” as this digital access pass allows the owner access to fan events, community engagement, and as described above, other perks, such as merchant discounts. Again, the 10-K for the fiscal year ended July 31, 2023, will fully describe these updates.

Specific Analysis – Section 2(a)(1) of the Securities Act

Section 2(a)(1) of the Securities Act defines a security as “any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

On its face, the Company’s digital assets do not have any of the attributes of a security as described by Section 2(a)(1) of the Securities Act.

Specific Analysis - SEC v. W.J. Howey Co.

The U.S. Supreme Court case of SEC v. W.J. Howey Co. (“Howey”), interpreted the meaning of an “investment contract” in the definition of a security under Section 2(a)(1) of the Securities Act. In particular, under Howey, an investment contract is defined as follows:

“… an investment contract for purposes of the Securities Act means a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party…. Such a definition…permits the fulfillment of the statutory purpose of compelling full and fair disclosure relative to the issuance of the many types of instruments that in our commercial world fall within the ordinary concept of a security…. It embodies a flexible rather than a static principle, one that is capable of adaptation to meet the countless and variable schemes devised by those who seek the use of the money of others on the promise of profits.”

In analyzing whether something is an investment contract, “form should be disregarded for substance,” Tcherepnin v. Knight, 389 U.S. 332, 336 (1967), “and the emphasis should be on economic realities underlying a transaction, and not on the name appended thereto.” United Housing Found, Inc. v. Forman, 421 U.S. 837 (1975). Howey and its progeny created a four-part test in analyzing whether an investment contract exists: (i) an investment of money; (ii) in a common enterprise; (iii) with an expectation of profits; and (iv) which are derived solely from the efforts of the promoters or third parties.

An investment of money

As noted, the Company no longer separately offers digital assets for sales, however, it did so historically. Although the Company received payment in U.S. dollars in exchange for those digital assets, it does not believe such payment was an “investment.” The Oxford Dictionary defines an “investment” as “the action or process of investing money for profit or material result.” In the case of the Company’s digital asset, the purchaser purchased solely to obtain fee simple ownership of the digital asset for personal reasons that presumably include showing fan support and engagement to particular athletes, teams and schools, and not with an expectation of profit.

In a common enterprise

Howey did not delve into the meaning of a common enterprise other than to note that “[A] common enterprise managed by respondents or third parties with adequate personnel and equipment is therefore essential if the investors are to achieve their paramount aim of a return on their investments.” Later courts have looked at a common enterprise as involving the pooling of money or assets from multiple investors whereby the investors share in the profits and risk in some proportion. Still other courts view a common enterprise as one where investor profits are subject to efforts of the promoter putting together the deal, regardless of the existence or status of other investors.

The Company does not market or sell its digital assets as an investment that can result in a profit or other monetary return on the purchase. Holders do not share in any profits. There are no profits derived from the purchase of a digital asset. There are no actions by either the Company or its management that could result in a change in value of the digital asset. There are no pooling of funds or risk among the purchasers. The Company does not sell digital assets to raise capital.

With an expectation of a profit

As described above the Company does not market or sell digital assets as an investment that could result in a profit. Generally, profits include dividends, periodic payments, or an increase in value. The Company’s digital assets do not provide any such profits. Although it is technically possible that the digital (and physical) asset could increase in value (such as if a particular athlete becomes the next Michael Jordan or Lebron James), there is nothing in the Company’s marketing materials or communications with customers, that creates such an expectation. To the contrary, the best evidence of the Company’s customers’ expectations is the fact that there has never been a re-sale or attempted re-sale of any of the digital assets. Furthermore, even when the digital asset is offered for free bundled with a physical asset, more than 70% of customers never bother to claim their digital collectible indicating the real interest is in the physical collectible.

Which are derived solely from the efforts of the promoters or third parties

As noted, the digital assets do not carry any expectation of profit. There is nothing that the Company or its management could do that would result in a change in value of the digital asset.

Specific Analysis - Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith

We could not find any commonality between the facts or analysis in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith and the Company’s digital assets but refer to the analysis above.

2.	Please provide a legal analysis regarding whether the operation of your OpenLocker NFT Marketplace and OpenLocker NFT Trading Portal platforms may be unregistered exchanges, unregistered broker dealers or unregistered clearing agencies. Please also revise your related risk factor disclosure as appropriate.

Response: As indicated above, the OpenLocker NFT Trading Portal platform is no longer operational and even when operational, no sales were effectuated or attempted to be effectuated on the platform. In addition, as the Company’s digital assets are not securities, and as such even when such platform was operational (and again no sales were effectuated or attempted to be effectuated), it would not have operated as an unregistered exchange, unregistered broker dealer or unregistered clearing agency. The OpenLocker NFT Marketplace is no longer an NFT Marketplace but rather just a marketplace selling physical assets (platinum cards, t-shirts and the like) and for some clubs bundles whereby the physical asset comes with a digital asset without charge. As the marketplace does not sell securities (and has never sold securities), it is not acting as an unregistered exchange, unregistered broker dealer or unregistered clearing agency. I also note that the marketplace is routed through Shopify.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-10

3.	Please provide to us, and disclose in future filings, your accounting policy for the costs to create the NFTs you offer for sale. In your response:

●	Describe for us your and your partners’ rights and obligations in determining the custody and control of the NFT you offer for sale,
●	Tell us where you recognize the costs to create an NFT in your financial statements,
●	If any costs have been capitalized, explain your determination of the cost basis and policy for review for possible impairment,
●	Tell us any accounting alternatives you considered and rejected when reaching your conclusions, and
●	Reference any specific authoritative accounting literature on which you based your conclusions.

Response: The Company uses Mint Blockchain Solutions, Inc. (“Mint”) to mint digital assets. The Company’s wholly owned subsidiary originally signed an agreement with Mint on January 11, 2022. The original agreement with Mint required the Company to pay a $20,000 one-time fee to create a connection to Shopify, branded NFT Viewer, branded Secondary Marketplace and minting dashboard; and $2,000 per month plus 5% of primary sales of digital assets on Shopify. Although the Agreement does not directly address custody or control over an NFT the Company may offer for sale, Mint created a “MINT Plugin” onto the Company’s Shopify store which enabled the creation and dispersion of customized NFTs on the Flow Blockchain using a blocto non-custodial wallet. In September 2022, Mint helped the Company create a smart contract that is compatible with a Dapper wallet. As discussed in response to comment 4 below, a purchaser of an NFT would set up a Dapper wallet and claim the NFT using that wallet.

However, as noted, sales of the stand-alone NFTs were deminimus and as such the agreement with Mint was modified in 2023 to $500 per month plus a fee based on the actual NFTs minted. The Company has not minted any new NFTs since March 2023.

Fees paid to Mint were not capitalizable as these were standard fees the Company has paid to use the platform. The Company would have no reasonable basis to allocate these expenses to the creation of an NFT and therefore have been expensed as period costs as incurred. Also, the fees are owed regularly even if no NFT’s were created. Our costs to create an NFT in the financial statements have been included as a component of research and development in the Consolidated Statements of Operations.

We have also disclosed are accounting policy for these costs as follows:

Software Development Costs

Internal-use software development costs are accounted for in accordance with ASC 350-40, “Internal-Use Software”. The costs incurred in the preliminary stages of development are expensed as research and development costs as incurred.

Once an application has reached the development stage, internal and external costs incurred to develop internal-use software are capitalized and amortized on a straight-line basis over the estimated useful life of the software (typically three to five years).

Maintenance and enhancement costs, including those costs in the post-implementation stages, are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the software that result in added functionality, in which case the costs are capitalized and amortized on a straight-line basis over the estimated useful life of the software.

The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Amortization expense related to capitalized internal-use software development costs will be included in cost of goods sold in the statements of operations.

In determining the accounting alternatives for our digital assets and related software costs there were no other alternatives considered or rejected.

Revenue Recognition, page F-16

4.	You disclose that you generate revenue from two main sources, primary sales of NFTs on its online store and commissions collected from sales on the secondary marketplace. You also disclose profit-sharing agreements with your partners and athletes. For each of these sources, please provide to us a detailed analysis supporting your revenue recognition policy for the sale of NFTs.

1.	As it relates to step 1 in ASC 606:

1.	Provide us sample agreements and cross reference your analysis to the specific provisions of those agreements.
2.	Identify your customer. Regarding the profit-sharing agreements, identify whether the customer is the partner or athlete or the ultimate purchaser of the NFT and explain to us why this party is your customer.
3.	Tell us whether there are any penalties for contract termination by either party and explain when a contract begins and describe its term for accounting purposes.

2.	As it relates to step 2 in ASC 606, tell us your performance obligation(s) and explain how each is distinct. In your response, confirm for us the rights transferred upon the sale of the NFT and whether the NFT can be used or viewed separately from the OpenLocker software platform.
3.	As it relates to step 3 in ASC 606:

1.	Identify the consideration specified in the contract (including whether you will accept noncash cryptocurrencies as payment), how the amount of consideration is determined and explain how you apply the variable consideration constraint in ASC 606-10-32-11 through 32-13.
2.	Regarding your profit-sharing agreements, explain the payment terms of the contract, when the payments are made, whether payments to your partners and athletes are in fiat or cryptocurrencies, and if in cryptocurrencies, how you determine the value of the payment and recognize it in your financial statements.

4.	As it relates to step 4 in ASC 606, tell us how you allocate transaction price to multiple performance obligations, if applicable.
5.	As it relates to step 5 in ASC 606, tell us how you determined when to recognize revenue and the basis for that determination.
6.	In your analysis, tell us whether you are the principal or agent in these transactions, and describe for us your consideration of ASC 606-10-55-36 through 55-40.

Response: As noted above, the Company has not in fact generated any revenue from secondary sales of digital assets and has eliminated that as a potential source of revenue. The Company has historically generated deminimus revenue from the sales of stand-alone digital assets/NFTs and has generated revenue mainly through the sales of physical assets such as the platinum card. The Company has also generated revenue from charging an admission to attend events including a gymnastics camp day at the University of Florida and a fan event for the Florida Atlantic University men’s basketball team for which the Company charged an attendance fee. Furthermore, the Company has also collected its first sponsorship revenue whereby a brand is paying the Company to have its logo printed on t-shirts and on social media.

The Company does not collect any revenues from athletes or partners but rather only collects revenue from the end purchaser of a collectible. The Company enters into an agreement with an athlete or partner (such as a horse owner on the OpenStable platform) granting the Company the broad right to use the athlete or partner’s name, image and likeness to create and sell certain digital and physical collectibles. The Company has a few different form contracts in this regard. The Company has form contracts that (i) provide a flat monthly fee to the athlete or partner; (ii) pays the athlete a one-time fee for a number of autographed platinum cards that the Company has the sole rights to re-sell; (iii) pays the athlete a fee upon the athlete providing certain deliverables such as appearing in a video, autographing a photo, posting on social media, appearing on a podcast, or making a personal appearance; or (iv) paying the athlete a percentage of all sales of collectibles (both digital and physical).

Earlier contracts did provide that an athlete would share in the commissions received by OpenLocker from a secondary sale of digital collectibles. That provision has been removed and no such sales actually occurred. Related to a contract where the Company shares revenues from collectibles with the athlete, the contract at that time provided as follows (this contract is no longer used as there are no secondary sales):

In consideration of the rights granted in this Agreement, and Athlete’s performance of Athlete’s obligations hereunder, OpenLocker will pay Athlete the following amounts: (i) 65% of the gross revenue actually received by Open Locker from (1) every Initial Sale of Athlete’s NFTs and (if applicable) Athlete’s Collectibles; and (2) from any Experience in which the Athlete participates; and (ii) For all Resales of Athlete’s NFT for which OpenLocker receives a commission, OpenLocker will pay Athlete 25% of that commission (the “Resale Commission Payment”). Resale Commission Payments earned during each calendar year will be aggregated and made available annually as per Section 3(c).

A copy of this contract is provided for your reference.

Regarding revenue share, the current contract provides as follows:

“In consideration of the rights granted in this Agreement, and Athlete’s performance of Athlete’s obligations hereunder, OpenLocker will pay Athlete (i) $X per Collectible signed as listed in Exhibit A. OpenLocker will pay Athlete within 7 business days of Athlete signing the applicable collectibles; (ii) 80% of the gross revenue actually received by Open Locker from the Initial Sale of Athlete’s One-of-a-Kind Collectible and Experience as listed in Exhibit B in which only Athlete participates. Different payment amounts and terms may apply if multiple athletes’ NIL are featured in an NFT or Collectible, or if multiple athletes participate in an Experience. These payment amounts and terms will be agreed on in writing by the Parties before the sales of any such NFTs, Collectibles, or Experiences. Athlete must complete all deliverables to receive payment.

A copy of this contract is provided for your reference.

Any payments due to an athlete or partner from the ongoing sale of a collectible, are paid within 90 days at most and are solely in fiat currency. Historically, these amounts have been insignificant.

The contract with the athlete or partner is generally terminable: (i) by the Company at any time in the event it determines it will no longer create or sell collectibles; (ii) on 30 days prior written notice by either party; (iii) by the Company upon the happening of certain events such as a criminal conviction by the athlete; (iv) by the athlete if OpenLocker is convicted of a crime, disparages the athlete, etc..; or (v) automatically upon the death or permanent incapacitation of the athlete. There are no penalties for termination of a contract.

The ability to continue to use and sell the athletes’ name, image and likeness, depends on the reason for termination of a contract and in particular:

“If Athlete terminates this Agreement pursuant to the provisions of Section 4(b)(i)(3), OpenLocker will make any unsold NFTs permanently unavailable (i.e., “burn” them) and (at Athlete’s option and OpenLocker’s cost) destroy or return any unsold Collectibles and any outstanding payments to Athlete will be paid out within 30 days. In the event of termination of this Agreement pursuant to any provisions other than as set forth in Section 4(b)(i)(3), and subject to OpenLocker’s ongoing compliance with this Agreement, OpenLocker shall have the following rights (but no obligations) to use the NIL: OpenLocker shall have the right to continue to display, distribute, and sell NFTs that were created using Athlete’s NIL during the Term. OpenLocker may not create, distribute, or sell any new NFTs after the Agreement has terminated; and OpenLocker shall have the right, to continue to advertise, sell, and distribute any Collectibles provided by Athlete or developed using Athlete’s NIL during the Term. OpenLocker may not create, display, distribute, or sell any new Collectibles after this Agreement has expired or been terminated. Upon the termination or expiration of the Term and this Agreement for any reason, the Parties shall have no further obligations hereunder other than those which arose prior to such termination or which are explicitly set forth herein as surviving any such termination or expiration.”

From an historical perspective, the original contracts with the University of Connecticut’s men’s basketball team, the Pennsylvania State Wrestling Team and the OpenStable contracts with the horse owners, contained a provision whereby the athlete/partner would also share in a percentage of secondary sales of NFT’s but as noted above, no such secondary sales have ever been effectuated and no marketplace exists for such sales.

The Company’s customer is the end purchaser of a collectible. Related to an NFT, a customer opens a Dapper wallet and then claims the NFT into their wallet. An NFT can be viewed from either the OpenLocker Mint store or the customer’s Dapper Wallet. The Company has no ongoing performance obligations related to an NFT after a sale has been completed. Sales to customers are solely in cash/fiat currency. Although the Company historically offered the ability to pay for collectibles using cryptocurrencies no such sales actually occurred and the Company has removed that option.

Pursuant to ASC 606, the Company has recognized revenues from NFT’s sales as follows. A contract likely exists under Topic 606 when the NFT transfers via its smart contract. At that point in time, the parties have fulfilled their respective obligations to trigger execution thereof.

NFT’s

Step 1

● Our customer is the final or ultimate end-user purchaser/collector,

● There are no penalties for contract termination by either party, each contract begins immediately at a point in time, all rights have been transferred to the customer upon the sale of the product (at time of payment in cash). This sale is akin to paying your bill at a restaurant.

Step 2

With regard to performance obligations upon the sale of an NFT:

All payments are received from third-party payment processing providers. The Company receives payments from sales on its primary marketplace (Shopify site) as well as two other sources. Each of these sources of payment relate to the completion of a single performance obligation completed at a point in time, which occurs upon the transfer of an NFT to the customer and where no further performance obligations are required:

●	Shopify payouts from credit/debit cards transactions typically occur 2-3 days after date of sale, and

●	PayPal payments are received same day

At the point of sale (the Company is the original issuer) we granted all rights in the intellectual property (NFT) to our customer. See above for related discussion.

Related to an NFT, a customer opens a Dapper wallet and then claims the NFT into their wallet. An NFT can be viewed from either the OpenLocker Mint store or the customer’s Dapper Wallet. The Company has no ongoing performance obligations related to an NFT after a sale has been completed.

Step 3

The Company only accepts cash as payment pursuant to the price as stated in the contract. As noted above, although the Company historically offered the ability to pay for collectibles using cryptocurrencies no such sales actually occurred and the Company has removed that option.

In reviewing the variable consideration constraint in ASC 606-10-32-11 through 32-13, we note the following:

An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

To meet the objective of the constraint guidance, an entity assesses whether it is “probable” (meaning the future event or events are likely to occur) that changes in the entity’s estimate of variable consideration will not result in a significant downward adjustment to the cumulative amount of revenue recognized on the contract. In making this assessment, an entity considers all of the facts and circumstances associated with both the likelihood and the magnitude of the reversal if that uncertain event were to occur or fail to occur.

The analysis an entity undertakes to determine whether its estimate meets the “probable” threshold is largely qualitative and requires judgment. The evaluation also requires an entity to consider both the likelihood and the magnitude of the potential revenue reversal.

ASC 606-10-32-12 includes factors that might increase the likelihood of a significant revenue reversal if an entity includes an estimate of variable consideration in the transaction price.

The Company does not have any variable consideration in the transaction price, as a result, this guidance to date is not applicable. Additionally, the Company does not have any occurrences of revenues being adjusted for any reason (such as returns or modifications, as all sales are considered final and nonrefundable upon payment receipt).

As it pertains to payments made under our profit-sharing arrangements, all payments are made in cash, generally within 90 days after sale has been made to our customer. As previously stated, there have never been payments in cryptocurrencies, and that options has now been removed. To date, payments made have been immaterial.

Step 4

Our transaction price is allocated in all cases to a single performance obligation (this is an observable price). The Company completes its sale at a point in time. At this time, all contract terms are known and agreed upon. The amount due is known to all parties and once paid, the contract, pursuant to its terms has been fully satisfied, with no future performance obligations. All rights to the NFT have also been conveyed at this time.

Step 5

All revenue is recognized at a point in time since all performance obligations (single performance only) have been completed upon payment for the NFT’s.

Our analysis of revenue recognition pursuant to the guidance in ASC 606-10-55-36 through 55-40 resulted in our treatment as that of a principal:

The following flow chart indicates how we arrived at our determination of being a principal:

The answer to the questions below are yes and yes, as a result, the principal/agent guidance in ASC 606 requires the recognition of revenue at gross as we are the entity acting as the principal in the transaction. To be clear, no other entities are involved with the sale of our products and no arrangements are made with any other entities to make a sale.

5.	You disclose that you will accept payment for the sale of NFTs in fiat or cryptocurrencies. Please explain to us the following:

●	Tell us which cryptocurrencies you accept as payment.
●	Explain to us how you determined the value of contracts denominated in cryptocurrencies.
●	Tell us your accounting treatment of the cryptocurrencies you receive prior to your monthly conversion into fiat currency, including any impairment considerations.
●	Confirm for us whether you will store cryptocurrencies for your customers. If so, tell us your consideration of the custody guidance in SAB 121, and explain whether you are obligated under your agreements to safekeep customers’ crypto-assets and/or whether you must replace any such assets lost or stolen through breach of or malfunction of the software underlying your system.

Response: Although the Company initially intended to accept payment for its products in fiat or cryptocurrencies, it has never in fact received any payment in cryptocurrency and ceased offering that option. The Company has never held cryptocurrency. The inquiries above are not applicable.

Note 5. Stockholders’ Equity, page F-22

6.	We note your disclosure that you issued 182,978,736 shares of common stock for $828,096 ($0.0001 - $0.40/share) during the year ended July 31, 2022, and the related details disclosed on pages 31, F-5 and Notes 5 and 6 of the consolidated financial statements. Please address the following:

●	Tell us how you calculated the $.40 per share price, including the details of the related transaction(s) and the market price of your common shares on the transaction dates.
●	Tell us how and the period the common stock share purchases by both American Capital Ventures and the Leone Group, LLC of 62,500 each were recognized in the consolidated financial statements and the basis of the acquisition price of $.40 on 12/14/21 as reflected on the Form 4; Statement of Changes of Beneficial Ownership of Securities filed October 5, 2022, which was below the market price on 12/14/21. Refer also to ASC 718-10-S99.

●	Tell us the terms of the 240,814,962 share redemption, including basis of the net amount of $935 considering the market value and recent cash offerings at $.40, including with related and third parties as noted above. Refer to ASC 505-10-50-11.

Response: The Company determined the valuation of the shares issued based on amounts paid in cash.

Prior to the issuances of stock for cash in various private placement offerings at $0.40/share, the Company sold 180,953,736 shares of common stock at $0.0001 for $18,096 in November 2021. The valuation of shares sold at $0.0001 were in part derived from various previous share redemptions at $0.0001, assisting in establishing a basis for the sale of shares at $0.0001. Subsequent to these issuances, the private placement resulted in the sale of 2,025,000 shares for $810,000 ($0.40/share) from December 2021 through June 2022. The Company’s pricing of $0.40/share was based on what management felt they could reasonably sell stock for to third parties in order to raise working capital for operations. The market price of the stock was not indicative of what third parties in a private placement were willing to pay. The Company’s publicly traded common stock has been thinly traded and illiquid.

Market prices of stock on the open market during the period we sold stock for cash (November 18, 2021 through June 28, 2022) ranged from approximately $0.45 to $0.854.

Both American Capital Ventures and Leone Group, LLC each purchased 62,500 shares at $0.40/share consistent with the terms of the private placement with third parties. The Form 4 also reflects the $0.40/share total. The financial statements reflected these sales as a component of stockholders’ deficit. These issuances under ASC 718-10-S99 were not considered share-based payments for services rendered, and therefore not applicable.

The Company redeemed 240,814,962 shares of common stock in cash at prices ranging from $0.00001 - $0.000001 per share, with a decrease to common stock and an increase to additional paid in capital. The net effect was immaterial ($935) . Had the Company used the market price on the date of each redemption or recent cash offering price of $0.40/share the net effect on stockholders’ deficit would have been $0, resulting in no net change to the Consolidated Statements of Stockholders’ Deficit. To clarify, the Company used the term share redemptions, however these were actually stock buy-backs executed with individual investors.

Pursuant to ASC 505-10-50-11, these securities were not initially sold or issued as redeemable securities, rather they were redeemed at a price agreed upon between the Company and the holders at the time of redemption. The redemption of these securities was not contemplated when originally issued, nor did these shares have any redemption rights or privileges.Note 6 - Acquisition and Pro Forma Financial Information for OpenLocker, Inc., page F-24

7.	Please confirm for us whether you acquired any existing NFTs in your acquisition of OpenLocker, Inc. If so, tell us where they are recognized in your financial statements, your accounting policy for the acquired NFTs, and explain to us how you determined the fair value of the NFTs as of the acquisition date.

Response: The Company did not acquire any existing NFTs.

8.	Considering the apparent magnitude of the intangible asset and goodwill recognized in the OpenLocker acquisition, please address the following:

●	Tell us the terms of this transaction, including the factors that make up the goodwill recognized, such as the specific synergies you identified, the relative magnitude of each synergy, the intangible assets that did not qualify for separate recognition, or other factors considered.
●	Tell us how you determined the fair value of the intangible assets acquired, including methodologies and material estimates and assumptions used.
●	Tell us the facts and circumstances that lead you to determine that intangible assets have a useful life of 7 years.
●	Tell us how the $.41 per share valuation, based on a recent cash offering with third parties is consistent with ASC 805-30-30-7. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. Refer to ASC 820-10-35-41.

●	Tell us how you considered the guidance in ASC 820 in determining that the price indicated by a recent third-party private placement was more indicative of the fair value of your common stock than the reported closing price on the transaction date. In this regard, tell us how you assessed whether your stock trades in an active market, including how you considered the factors in ASC 820-10-35-54C in assessing the volume of trading activity in your common stock.

Response: On May 31, 2022, the Company entered into a share exchange agreement with OpenLocker and issued 12,500,002 shares of common stock, having a fair value of $5,142,001 ($0.41/share) to purchase 100% of OpenLocker’s outstanding stock in a transaction treated as a business combination.

Intellectual property consists of designs, trademarks and processes. Goodwill was the residual amount recorded after the allocation of IP. The Company believed that synergies related to management’s experience with NFT’s as well as established connections for developing and growing the business operations.

There were no other synergies or factors considered as both companies at the time of the transaction were generally inactive operationally but had a plan to create a Company that could flourish in the NFT niche industry.

Management determined that 7 years was a reasonable estimate given the significant ramp up time necessary to develop the Company’s brand and to develop significant sales to its customer base. The estimate takes into consideration a crowded marketplace but does not overweight the time period. Also, given the early stage of the Company and expectations of market volatility, the Company believes the usage of these intangible assets may be in excess of 7 years. The product lifecycle is difficult to predict with any level of precision, however, 7 years represents a period of time in which the Company believes technical obsolescence may become relevant. Managements estimate expects these assets to remain in service for at least 7 years for the purpose of cost-effective revenue generation.

The valuation of the stock issuance and related allocation to goodwill and identifiable intangible assets (intellectual property) was based upon an independent third-party valuation (which contains the methodologies and assumptions). The valuation used a discounted cash flow model and the Multiple Period Excess Earnings Method. Our previous filing indicated that valuation was based on third party cash issuances, this will be amended in future filings to reflect that a valuation was used to determine fair value.

From March 1, 2022 through May 23, 2022, the Company sold 1,435,450 shares of common stock in 17 private transactions with non-affiliates at a price per share of $0.40. Additionally, in the same time frame the company sold 53,064 shares on the OTC Exchange at an average closing price of $0.77. The weighted average was $0.41/share.

The valuation determined that the private sales were a more reliable indicator of the Company’s fair value. The OTC quoted prices reflected very low trading volume, less than $10,000 in the entire month of May 2022, which subjected the quote price to unusual fluctuations in the stock price based on trades of very small amounts. The private sales reflected known third-party investors that invested $574,180 during the three months preceding the Valuation Date.

The guidance in 805-30-30-7 indicates that consideration transferred in a business combination to be measured at fair value. However, the Company, as noted above, relied on a third-party valuation for its common stock. ASC 820-10-35-41 suggests that a quoted price in an active market provides the most reliable evidence of fair value. In this case, the Company was not operating in an active market and believes the valuation of $0.41/share (nearly the same as the stock sold for cash at $0.40/share) was a sufficient basis for determining valuation.

The Company believes that ASC-820-10-35-54C is relevant given there are few recent transactions, and those transactions did not appear to consider the issuance of common stock at $0.40/share in recent private placements. In fact, for a significant period of time both before and after the business combination, the stock continually traded thinly and at prices significantly different from the $0.41/share valuation. The stock had many days with zero volume. As noted above, there was no active market in the Company’s stock on the OTC market. As a result, the $0.41/share valuation attained from our third-party valuation is deemed reasonable and more indicative of the fair value of the common stock under these specific circumstances.

Form 10-Q for the Fiscal Quarter Ended April 30, 2023 Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-10

9.	You disclose that you use qualitative factors according to ASC 350-20-35-3 to determine whether it is more likely than not that the fair value of goodwill is less than its carrying amount and that during the period ended April 30, 2023, you determined there were no impairments of goodwill. Considering your going concern disclosure on page 10, your Recent Developments disclosure on page 32 that you expect to require $ 1 million in operating funds to carry out your intended plan of operations, only $62,100 in revenues for the nine months ended April 30, 2023 and your disclosure on page 34 of the 10-K for the year ended July 31, 2022 that you only generated revenues of $208 due to the inability to execute on any business due to limited capital and management resources, please tell us how you considered these factors in your goodwill impairment assessment.

Response: The Company acquired OpenLocker on May 31, 2022. In accordance with ASC 350, Intangibles - Goodwill and Other, purchased goodwill is tested for impairment annually (July 31) or when indicators of impairment exist.

In reviewing the various qualitative factors listed in ASC 350-20-35-3, we note that while our revenues have slowly grown since the acquisition of OpenLocker, they have been increasing and we expect that to continue as the business matures and new opportunities present themselves. We do not believe there has been a decline in macroeconomic conditions or within the market/industry in which the Company operates. The ability to raise capital previously when the Company had virtually no revenues may be indicative of our ability to continue to do so. There has been no noted increase in costs in developing our NFT’s nor has there been any other events indicating that the business model is not working. There have been no changes in management or key personnel. Notably, over the past year, the Company’s stock price has been very thinly traded and had dramatic swings in its price on OTC markets, which is not indicative of the Company’s operational success. We understand the subjective nature of a qualitative assessment, but believe we are building positive momentum for the business.

Additionally, the Company believes that since the impairment testing guidance requires at least an annual impairment test, there has been a continuing ongoing review of its operations including capital raising opportunities, revenues and profitability. The Company will assess and remeasure its goodwill for impairment in connection with its next filing on Form 10K for the year ended July 31, 2023. This would represent the first full year of operations and therefore, we believe that while certain qualitative factors are relevant to our analysis in reporting periods prior to the end of the first year since the acquisition occurred, we are further observing operations during the 4th quarter of 2023 prior to making any final determinations.

If the Staff has any further comments, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

COLLEGE ATHLETE LICENSING AGREEMENT

This College Athlete Licensing Agreement (the “Agreement”) is made as of _________________ (the “Effective Date”), by and between OpenLocker Inc., a Delaware corporation with an address at 320 Broad Street, Red Bank, NJ 07701 (“OpenLocker”) and __________________ (“Athlete”), a student-athlete. Each of OpenLocker and Athlete may be referred to herein individually as a “Party” and collectively as the “Parties”.

IMPORTANT NOTICES:

Athlete is 18 years of age or older and has the legal authority to enter into this Agreement.

Agreed and initialed by Athlete: _________________

If required by state law or University of Wisconsin (the “School”) policy, Athlete has disclosed this Agreement to School, including in advance if required, and has received any approvals needed to enter into this Agreement.

Agreed and initialed by Athlete: _________________

WHEREAS, OpenLocker wishes to acquire the right to use Athlete’s name, image, and likeness to create and sell NFTs, as defined below, together with other unique items and experiences; and Athlete is willing to grant to OpenLocker such rights;

NOW, THEREFORE, in consideration of the mutual promises in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions and Interpretation. The definitions and interpretive provisions as set forth in Exhibit D shall apply to this Agreement.

2.	Grant of Rights and Additional Agreements

(a)	License to NIL. In consideration of OpenLocker’s commitment to pay Athlete under this Agreement, Athlete grants to OpenLocker, during the Term, a worldwide, royalty-free, fully paid-up, transferrable, assignable, sublicensable right and license to use, copy, modify, make derivative works of, and distribute, and to grant to other Persons the right to use, copy, modify, make derivative works of, and distribute, Athlete’s NIL in any media now known or later invented, and to combine Athlete’s NIL with digital or physical materials provided by third parties, for the following purposes: (i) Creating, marketing, storing, modifying, selling, trading, making derivative works of, and distributing, NFTs, through any channels and means of distribution as OpenLocker may determine throughout the Term; (ii) Manufacturing, marketing, customizing, selling, trading, and distributing Collectibles, through any channels and means of distribution as OpenLocker may determine throughout the Term; (iii) Developing, producing, coordinating, promoting, and collecting fees in connection with Experiences; and (iv) Publicizing OpenLocker.

(b)	NFTs, Collectibles and Experiences. OpenLocker is solely responsible for creating the NFTs marketed under this Agreement, including all NFT Components except for those provided by Athlete that include the NIL. To the extent any NFT Components contain Third Party Materials, OpenLocker shall be solely responsible for identifying such Third Party Materials, and for obtaining an appropriate license from the owner(s) to use and otherwise exploit such Third Party Materials. OpenLocker may subcontract or delegate any NFT-related activities under this Agreement, including creating, marketing, storing, modifying, selling, trading, making derivative works of, and distributing NFTs, to any other Person with the prior consent of Athlete, with such consent not to be unreasonably withheld, conditioned or delayed. Athlete will cooperate fully with any third-party subcontractor or delegate of OpenLocker. OpenLocker will not make any NFT or derivative work available for sale or other distribution unless Athlete has approved the NFT in advance in writing (including by email), such approval not to be unreasonably withheld, conditioned or delayed.

(c)	Risks of NFTs. Athlete understands and accepts that developing and selling NFTs carries certain risks, including that sales of NFTs are unpredictable and not guaranteed, any of the networks used to store, sell, and distribute NFTs could be hacked, forked, or otherwise altered so as to make the NFTs unavailable or less valuable, changes in Law or technology might limit sales of NFTs or make them subject to additional restrictions or expenses, and that a third party might modify the NFTs, including Athlete’s NIL, in a way that is defamatory, inaccurate, or offensive, access and use Athlete’s NIL for that third party’s own commercial purposes, such as marketing that third party’s own goods or services; or otherwise act as if they had ownership or intellectual property rights in any of the NFT Components, including Athlete’s NIL.

(d)	Collectibles. OpenLocker has the right to produce and offer the Collectibles listed in Exhibit A. OpenLocker will be responsible for purchasing and distributing these Collectibles. OpenLocker may request that Athlete autograph Collectibles, in which case Athlete will do so within the time frames listed in Exhibit A. If OpenLocker mails Collectibles to Athlete for signing, OpenLocker will provide return shipping labels at OpenLocker’s cost.

(e)	Experiences. Subject to the Parties’ agreement on dates, times, and locations, Athlete will participate in the Experiences listed in Exhibit A, and any others mutually agreed on by the Parties in writing. Athlete will appear on time for all Experiences, will conduct himself/herself in a professional and positive manner, and will comply at all times with applicable Law, and the terms of this Agreement.

(f)	Announcement of Relationship. OpenLocker will have the right, to issue a press release and related social media posts announcing this Agreement and the affiliation between OpenLocker and Athlete. OpenLocker may use Athlete’s NIL in these announcements.

3.	Payments

(a)	Payments to Athlete. In consideration of the rights granted in this Agreement, and Athlete’s performance of Athlete’s obligations hereunder, OpenLocker will pay Athlete:

(i)	$X per Collectible signed as listed in Exhibit A. OpenLocker will pay Athlete within 7 business days of Athlete signing the applicable collectibles.

(ii)	80% of the gross revenue actually received by Open Locker from the Initial Sale of Athlete’s One-of-a-Kind Collectible and Experience as listed in Exhibit B in which only Athlete participates. Different payment amounts and terms may apply if multiple athletes’ NIL are featured in an NFT or Collectible, or if multiple athletes participate in an Experience. These payment amounts and terms will be agreed on in writing by the Parties before the sales of any such NFTs, Collectibles, or Experiences. Athlete must complete all deliverables to receive payment.

(iii)	$Y for Deliverable listed in Exhibit C. Athlete will receive $Z on the Effective Date and the remaining $ZZ within 7 business days of completing of all the deliverables, provided that all deliverable must be completed by the due date notified by OpenLocker in order for Athlete to receive payment.

(b)	Conditions for Payment. Athlete must complete all deliverables to receive payment. A Collectible or Experience is “complete” when it meets the standards listed in Exhibit A or Exhibit B, as applicable.

(c)	Format and Timing of Payments. OpenLocker will notify Athlete of the amount of funds earned by and payable to Athlete, and pay amounts due to Athlete, as follows: OpenLocker will pay Athlete via an online account set up through a third party (for example, PayPal, Venmo, ACH, or bank transfer) (the “Wallet”). OpenLocker is not responsible for any technical issues or user issues related to the Wallet. The initial payment of funds from Initial Sales of Athlete’s NFTs, Athlete’s Collectibles, and Experiences will be paid to Athlete within 5 Business Days after OpenLocker has received payment. Subsequent payments of funds from Initial Sales of Athletes NFTs, Athlete’s Collectibles and Experiences will be paid on a quarterly basis beginning 90 days after the initial payment is received by Athlete. All payments will be made in US dollars. When OpenLocker receives cryptocurrency as payment, the payment to Athlete will be calculated at the exchange rate between the applicable cryptocurrency and the US dollar as of the date on which OpenLocker receives such payment.

(d)	Athlete’s Taxes. Athlete is solely responsible for any federal, state, and/or local taxes on Athlete’s income resulting from this Agreement. OpenLocker will provide Athlete with all necessary forms after the execution of this Agreement, and Athlete will complete these forms in a timely manner.

4.	Term and Termination

(a)	Term. The term of this Agreement shall commence on the Effective Date and shall continue until Athlete is no longer eligible to participate in intercollegiate sports under the rules of the National Collegiate Athletic Association (the “Term”).

(b)	Termination.

(i)	Termination by Athlete and OpenLocker. Without prejudice to any other rights it may have in Law, equity or otherwise, Athlete and OpenLocker shall have the right to terminate this Agreement:

(1)	For convenience on 30 days’ prior written notice to the other Party; or

(2)	By OpenLocker, on 10 Business Days’ prior written notice to Athlete, if any of the following occur during the Term of this Agreement:

(I)	Athlete’s conviction or plea of guilty to a crime of moral turpitude, or involvement in any situation that reflects unfavorably on OpenLocker’s reputation;

(II)	Athlete’s public disparagement of OpenLocker, or if Athlete makes any statement or commits any act that is disparaging or insulting any group on the basis of ethnicity, religion, race, national origin, gender, or sexual orientation;

(III)	Athlete’s material inability to perform Athlete’s obligations under this Agreement; or

(3)	By Athlete, on 10 Business Days’ prior written notice to OpenLocker, if any of the following occur during the Term of this Agreement:

(I)	OpenLocker’s conviction or plea of guilty to a crime of moral turpitude, or involvement in any situation that reflects unfavorably on Athlete’s reputation;

(II)	OpenLocker’s public disparagement of Athlete, or if OpenLocker makes any statement or commits any act that is disparaging or insulting any group on the basis of ethnicity, religion, race, national origin, gender, or sexual orientation;

(III)	OpenLocker’s material inability to perform their obligations under this Agreement; or

(ii)	Automatic Termination. This Agreement and the Term shall automatically terminate without any further action of either Party in the event of Athlete’s death or permanent incapacitation.

(c)	Effects of Termination or Expiration. If Athlete terminates this Agreement pursuant to the provisions of Section 4(b)(i)(3), OpenLocker will make any unsold NFTs permanently unavailable (i.e., “burn” them) and (at Athlete’s option and OpenLocker’s cost) destroy or return any unsold Collectibles and any outstanding payments to Athlete will be paid out within 30 days. In the event of termination of this Agreement pursuant to any provisions other than as set forth in Section 4(b)(i)(3), and subject to OpenLocker’s ongoing compliance with this Agreement, OpenLocker shall have the following rights (but no obligations) to use the NIL: OpenLocker shall have the right to continue to display, distribute, and sell NFTs that were created using Athlete’s NIL during the Term. OpenLocker may not create, distribute, or sell any new NFTs after the Agreement has terminated; and OpenLocker shall have the right, to continue to advertise, sell, and distribute any Collectibles provided by Athlete or developed using Athlete’s NIL during the Term. OpenLocker may not create, display, distribute, or sell any new Collectibles after this Agreement has expired or been terminated. Upon the termination or expiration of the Term and this Agreement for any reason, the Parties shall have no further obligations hereunder other than those which arose prior to such termination or which are explicitly set forth herein as surviving any such termination or expiration.

(d)	Payments for Use of NIL After Termination. For any use of NIL as described in Section 4(c)(ii), OpenLocker will continue to make the payments to Athlete as provided in Section 3 for all fees earned.

5.	Representations and Warranties

(a)	By OpenLocker. OpenLocker represents and warrants hereunder that this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite corporate action; that OpenLocker has the full right, power and capacity to execute, deliver and perform its obligations hereunder; and that this Agreement, upon execution and delivery of the same by OpenLocker, will represent the valid and binding obligation of OpenLocker enforceable in accordance with its terms, subject to the application of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity (the “Enforceability Exceptions”). OpenLocker further represents that OpenLocker’s activities under this Agreement will not infringe any intellectual property right of any third party. The representations and warranties set forth herein shall survive the termination or expiration of this Agreement.

(b)	By Athlete. Athlete represents and warrants to OpenLocker as follows: Athlete is currently, and will remain, in full compliance with all applicable policies and procedures of the School and the National Collegiate Athletic Association regarding intercollegiate athletics, team contracts, and licensing of NIL. There is no oral or written agreement or understanding involving Athlete in any way that grants any other entity or person a right or license to use the NIL in connection with the creation, distribution, advertisement, promotion or endorsement of any products or services that would prevent, limit or hinder the performance of any of Athlete’s obligations under this Agreement. Athlete’s execution of this Agreement, and performance of Athlete’s obligations under this Agreement will not cause a violation or breach of any other agreement to which Athlete is a party. The transactions contemplated hereunder have been duly and validly authorized by all requisite action on the part of Athlete. Athlete has the full right, power and capacity to execute, deliver and perform its obligations hereunder; and that this Agreement, upon execution and delivery of the same by Athlete, will represent the valid and binding obligation of Athlete enforceable in accordance with its terms, subject to the Enforceability Exceptions. Athlete’s activities under this Agreement will not infringe any intellectual property right of any third party. The representations and warranties set forth herein shall survive the termination or expiration of this Agreement.

(c)	DISCLAIMER OF WARRANTIES. OPENLOCKER MAKES NO WARRANTIES THAT THE NFTs, COLLECTIBLES, OR EXPERIENCES WILL BE AVAILABLE OR SECURE, OR THAT THEY WILL GENERATE REVENUE FOR ATHLETE. OPENLOCKER IS NOT RESPONSIBLE FOR LOSSES DUE TO ANY BLOCKCHAIN OR WALLET, INCLUDING FORKS, HACKS, OR ANY OTHER ISSUES CAUSING DAMAGE TO NFTs AND/OR LOSS OF FUNDS. IF ATHLETE UPLOADS NFT COMPONENTS OR OTHER CONTENT TO OPENLOCKER, ATHLETE ACCEPTS THE INHERENT SECURITY RISKS OF PROVIDING INFORMATION OVER THE INTERNET, AND AGREES THAT OPENLOCKER HAS NO LIABILITY OR RESPONSIBILITY FOR ANY BREACH OF SECURITY UNLESS IT IS DUE TO OUR GROSS NEGLIGENCE. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE NFTs, COLLECTIBLES, EXPERIENCES, AND OPENLOCKER’S SERVICES ARE PROVIDED ON AN “AS IS” BASIS. TO THE FULLEST EXTENT PERMITTED BY LAW, OPENLOCKER DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, WRITTEN OR ORAL, EQUITABLE, LEGAL OR STATUTORY, IN CONNECTION WITH THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING ANY REPRESENTATIONS OR WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, USAGE, SECURITY, UPTIME, RELIABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, WORKMANSHIP OR TECHNICAL QUALITY.

6.	Work Made for Hire; Additional Provisions

(a)	Intellectual Property Rights. Athlete represents and warrants that Athlete is the exclusive owner of all right, title and interest in and to (i) the NIL and goodwill appurtenant thereto, (ii) all rights of publicity in and to Athlete’s full and formal name, nickname or alias (“Name”), image, likeness, voice, signature now used or hereafter to be used, and photograph, (iii) all rights in and to Athlete’s Name, and (iv) all common law and statutory rights in the foregoing (collectively, the “Property”). Athlete exclusively owns all right, title, and interest throughout the world (the “Territory”) in and to the Property. As used in this Agreement, the term “Work Product” means any invention, whether or not patentable, know-how, designs, mask works, trademarks, formulae, processes, manufacturing techniques, trade secrets, ideas, artwork, software or any copyrightable or patentable works. All Work Product that is solely or jointly conceived, made, reduced to practice, or learned by Athlete in the course of the Athlete’s or OpenLocker’s performance hereunder or any work performed for any OpenLocker Entity and any Work Made For Hire, as defined herein is collectively defined as the “OpenLocker Work Product”). Athlete agrees (a) to use Athlete’s best efforts to maintain such OpenLocker Work Product in trust and strict confidence; (b) not to use OpenLocker Work Product in any manner or for any purpose not expressly set forth in this Agreement; and (c) not to disclose any such OpenLocker Work Product to any third party without first obtaining OpenLocker’s express written consent on a case-by-case basis. Athlete agrees that any and all OpenLocker Work Product conceived, written, created or first reduced to practice in the performance of work under this Agreement shall be deemed “work for hire” under applicable law and shall be the sole and exclusive property of OpenLocker. Athlete irrevocably assigns to OpenLocker all right, title and interest worldwide in and to OpenLocker Work Product and all applicable intellectual property rights related to OpenLocker Work Product, including without limitation, copyrights, trademarks, trade secrets, patents, moral rights, contract and licensing rights (the “Proprietary Rights”). Except as set forth below, Athlete retains no rights to use OpenLocker Work Product and agrees not to challenge the validity of OpenLocker’s ownership in OpenLocker Work Product.

(b)	Work Made for Hire. The following, if developed during the Term are deemed “work made for hire” under the provisions of the United States Copyright Act (17 U.S.C. Sec. 101) and will be owned solely by OpenLocker (collectively, the “Work Made For Hire”): (1) All NFTs, NFT Components, Collectibles, advertising and promotional materials, websites, apps, video, audio, images, music, dialogue, characters, phrases, or trademarks and service marks developed using Athlete’s NIL; (2) all other physical or digital materials created by or on behalf of OpenLocker based on or using the Athlete’s NIL; and (3) all original ideas developed by OpenLocker that are related to the development, promotion, sales, or other distribution or use of NFTs, NFT Components, Collectibles and Experiences. The items as set forth above in this Section 6(b) are referred to as the “OpenLocker Materials.” If any OpenLocker Materials created under this Agreement are not legally capable of being a “work made for hire” under the applicable copyright Laws, then all right, title, and interest in such OpenLocker Materials is hereby assigned to OpenLocker.

(c)	Ownership of OpenLocker Materials. OpenLocker is the sole and exclusive owner of the OpenLocker Materials, and all intellectual property rights therein. OpenLocker has the sole and exclusive right to register, renew and extend any intellectual property rights in the OpenLocker Materials. OpenLocker has the sole and exclusive right to distribute the OpenLocker Materials, including by rental, lending, sale, distribution and all other rights of communication by any and all means, devices and technology now known or later invented. OpenLocker has the sole and exclusive right to adapt, change, delete from and add to the OpenLocker Materials throughout the Term, and to use all or any part thereof in new versions, adaptations, and other OpenLocker Materials throughout the Term. OpenLocker is the sole and exclusive owner of any “moral rights” in the OpenLocker Materials.

7.	Indemnification. Each Party (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other Party and such other Party’s Affiliates and each of their respective directors, officers, managers, partners, employees, agents, equity holders, successors and assigns (each, an “Indemnified Party”), from and against any and all Losses incurred or suffered by any Indemnified Party arising out of, based upon or resulting from any breach of any representations or warranties of the Indemnifying Party herein or breach by the Indemnifying Party of, or any failure the Indemnifying Party to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement by the Indemnifying Party.

8.	Miscellaneous

(a)	Relationship of the Parties. Athlete’s relation to OpenLocker throughout this Agreement shall be that of an independent contractor. Athlete shall not have employee status with the OpenLocker or any OpenLocker Entity or be entitled to participate in any plans, arrangements or distributions by the OpenLocker or any OpenLocker Entity pertaining to or in connection with any pension, stock, bonus, profit-sharing or similar benefits as may be available to the OpenLocker’s employees or those of any OpenLocker Entity. This Agreement does not create a relationship of principal and agent, joint venture, partnership or employment between any OpenLocker Entity and Athlete. Athlete’s engagement hereunder is not a franchise or business opportunity. Neither Party shall be liable for any obligations incurred by the other except as expressly provided herein.

(b)	Entire Agreement; Amendment; Survival. This Agreement sets forth all the promises, covenants, agreements, conditions and understandings between the Parties, and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, expressed or implied, oral or written, except as herein or therein contained. No waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the Party against whom it is asserted, and any such written waiver shall only be applicable to the specific instance to which it relates and shall not be deemed to be a continuing or future waiver. No failure to exercise and no delay in exercising on the part of either of the Parties any right, power or privilege under this Agreement shall operate as a waiver of it, nor shall any single or partial exercise of any other right, power or privilege preclude any other or further exercise of its exercise of any other right. The Parties hereby agree that no attempted amendment, modification, termination, discharge or change (collectively, “Amendment”) of this Agreement shall be valid and effective, unless the Parties shall unanimously agree in writing to such Amendment. The provisions of Section 4, Section 5, Section 6, Section 7 and Section 8 shall survive any termination or expiration hereof.

(c)	Governing Law; Etc.

(i)	This Agreement, and any and all claims, proceedings or causes of action relating to this Agreement or arising from this Agreement or the transactions contemplated herein, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and in accordance with the substantive and procedural Laws of the State of New York in each case as in effect from time to time and as the same may be amended from time to time, without giving effect to the principles of conflicts of law of the State of Delaware or any other State or jurisdiction.

(ii)	EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8(f)(ii).

(d)	Resolution of Disputes. If a dispute arises under this Agreement which cannot first be resolved through good faith negotiations, the dispute will be submitted to arbitration and resolved by a single arbitrator (who is a lawyer not employed by or associated with either party to this Agreement) in accordance with the Commercial Arbitration Rules of the American Arbitration Association in Wisconsin, then in effect as modified herein. All arbitration will be confidential and take place at an office of the American Arbitration Association located in or nearest to Madison, Wisconsin. The award or decision rendered by the arbitrator is final, binding and conclusive and judgment may be entered upon the award by any court.

(e)	Severability; Expenses; Further Assurances. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible. Except as otherwise specifically provided in this Agreement, each Party shall be responsible for the expenses it may incur in connection with the negotiation, preparation, execution, delivery, performance and enforcement of this Agreement. The Parties shall from time to time do and perform any additional acts and execute and deliver any additional documents and instruments that may be required by Law or reasonably requested by any Party to establish, maintain or protect its rights and remedies under, or to effect the intents and purposes of, this Agreement.

(f)	Specific Performance. Each Party agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that each Party shall be entitled to seek specific performance of the terms hereof in addition to any other remedy at law or in equity.

(g)	No Consequential or Punitive Damages. Notwithstanding anything else contained herein, no Party shall seek, nor shall any Party be liable for, consequential, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith, other than for any punitive damages actually ordered by a Governmental Authority and thereafter finally paid.

(h)	Parties in Interest; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall have any power or any right to assign or transfer, in whole or in part, this Agreement, or any of such Party’s rights or any of such Party’s obligations hereunder , including, without limitation, any right to pursue any claim for damages pursuant to this Agreement or the transactions contemplated herein, or to pursue any claim for any breach or default of this Agreement, or any right arising from such Party’s due performance of its obligations hereunder, without the prior written consent of the other Party and any such purported assignment in contravention of the provisions herein shall be null and void and of no force or effect.

(i)	Execution in Counterparts, Electronic Transmission. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signatures appear on following page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

OpenLocker, Inc.

By:
Name:	Brian Klatsky
Title:	President

Athlete:

By:
Name:

Address for notices:

Email:

Payment Method: PayPal Zelle ApplePay Venmo

Phone number/Email address for payment:

EXHIBIT A

COLLECTIBLES

Collectibles.

OpenLocker has the right to produce and distribute the following Collectibles that include or display Athlete’s NIL. Collectibles may be associated with an NFT or offered separately:

In the case of autographed or other personalized goods, Athlete will deliver the listed items to OpenLocker by the relevant due dates.

Other Collectibles: Hand-sign Platinum Cards provided by OpenLocker

Due Date: ___________________

Acceptability Standards: Collectibles must be in new, clean, well-packed, and saleable condition when returned by Athlete.

Exhibit A Page 1

EXHIBIT B

EXPERIENCES

Experiences.

Athlete will participate in the following “Experience” events on behalf of OpenLocker on the following dates:

Experience: ____________________ (do we specify a meet-and-greet)?

Due Date: _________________

Exhibit B Page 1

EXHIBIT C

SOCIAL MEDIA AND APPEARANCES

Social Media.

3 Original Social Media Posts (such as Instagram Post, Instagram Reel and/or Tweet)

Due Date: March 15, 2023

Appearances:

1 Podcast or Twitter Spaces Appearances

Due Date: March 15, 2023

Exhibit C Page 1

Exhibit D

Definitions

For purposes herein, the following terms shall have the following meanings

(a)	“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, the specified Person.

(b)	“Athlete’s Collectibles” means one or more Collectibles that include only Athlete’s NIL.

(c)	“Athlete’s NFTs” means one or more NFTs that include only Athlete’s NIL.

(d)	“Blockchain” means a decentralized network on which cryptocurrency-related transactions and NFT-related transactions are conducted and documented, such as Ethereum or Flow.

(e)	“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law or executive order to close.

(f)	“Collectible” means a physical object including but not limited to apparel, sporting equipment, photos, figurines, replicas, household items, and accessories.

(g)	“Control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, by contractor otherwise, or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

(h)	“Experience” means an event listed in Exhibit A or otherwise agreed on in writing by Athlete and OpenLocker.

(i)	“Initial Sale” means the first time an NFT or Collectible is sold by OpenLocker.

(j)	“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of aw), or any arbitrator, court or tribunal of competent jurisdiction.

(k)	“Liabilities” means liabilities, obligations or responsibilities of any nature whatsoever, whether direct or indirect, matured or un-matured, fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured, absolute, contingent or otherwise, including any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost or expense.

(l)	“Losses” means any losses, damages, deficiencies, Liabilities, assessments, fines, penalties, judgments, actions, claims, costs, disbursements, fees, expenses or settlements of any kind or nature, including legal, accounting and other professional fees and expenses.

(m)	“NFT Components” means the digital objects embedded in, comprising, or linked to one or more NFTs, including without limitation images, audio, video, artwork, software code, smart contracts, and unique identifiers.

(n)	“NFT” means a non-fungible token stored on a Blockchain and associated with digital content such as video, audio, animation, and/or software.

(o)	“NIL” means Athlete’s name, nickname(s), initials, autograph, voice, video or film portrayals, signature, photograph, image, likeness, biography, trade name, social media handles, and other identifiers. NIL also includes content provided by Athlete for OpenLocker’s use, such as quotes or social media posts.

(p)	“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a school, other educational institution, government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

(q)	“Third Party Materials” means intellectual property, or digital or physical items, that belong(s) to a third party and not to Athlete or OpenLocker, including, without limitation, images, logos, trademarks, locations, audio, music, software and video.

Exhibit D Page 1

COLLEGE ATHLETE LICENSING AGREEMENT

This College Athlete Licensing Agreement (the “Agreement”) is made as of _________________ (the “Effective Date”), by and between OpenLocker Inc., a Delaware corporation with an address at 320 Broad Street, Red Bank, NJ 07701 (“OpenLocker”) and _____________________ (“Athlete”), a student-athlete. Each of OpenLocker and Athlete may be referred to herein individually as a “Party” and collectively as the “Parties”.

IMPORTANT NOTICES:

Athlete is 18 years of age or older and has the legal authority to enter into this Agreement.

Agreed and initialed by Athlete: _________________

If required by state law or Pennsylvania State University (the “School”) policy, Athlete has disclosed this Agreement to School, including in advance if required, and has received any approvals needed to enter into this Agreement.

Agreed and initialed by Athlete: _________________

WHEREAS, OpenLocker wishes to acquire the right to use Athlete’s name, image, and likeness to create and sell NFTs, as defined below, together with other unique items and experiences; and Athlete is willing to grant to OpenLocker such rights;

NOW, THEREFORE, in consideration of the mutual promises in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Definitions and Interpretation. The definitions and interpretive provisions as set forth in Exhibit C shall apply to this Agreement.

2.	Grant of Rights and Additional Agreements

(a)	License to NIL. In consideration of OpenLocker’s commitment to pay Athlete under this Agreement, Athlete grants to OpenLocker, during the Term, a worldwide, royalty-free, fully paid-up, transferrable, assignable, sublicensable right and license to use, copy, modify, make derivative works of, and distribute, and to grant to other Persons the right to use, copy, modify, make derivative works of, and distribute, Athlete’s NIL in any media now known or later invented, and to combine Athlete’s NIL with digital or physical materials provided by third parties, for the following purposes:

(i)	Creating, marketing, storing, modifying, selling, trading, making derivative works of, and distributing, NFTs, through any channels and means of distribution as OpenLocker may determine throughout the Term;

(ii)	Manufacturing, marketing, customizing, selling, trading, and distributing Collectibles, through any channels and means of distribution as OpenLocker may determine throughout the Term;

(iii)	Developing, producing, coordinating, promoting, and collecting fees in connection with Experiences; and

(iv)	Publicizing OpenLocker.

(b)	NFTs, Collectibles and Experiences.

(i)	Athlete will provide the NFT Components as described in Exhibit A, or otherwise agreed by the Parties in writing. Athlete will provide the NFT Components either via in-person filming/recording, or by uploading to a secure online site maintained by OpenLocker or OpenLocker’s third party provider(s). Athlete will deliver the NFT Components in the format reasonably specified by OpenLocker, as per the standards in Exhibit A, and by the due dates listed in Exhibit A.

(ii)	Athlete will not include any School names, uniforms, logos, marks, mascots, colors, or other identifiers in the NFT Components, unless Athlete has received School’s prior written permission in each case. Athlete will provide copies of any such permission to OpenLocker together with the NFT Components.

(iii)	Athlete will use their best efforts to deliver NFT Components in a timely manner.

(iv)	OpenLocker is solely responsible for creating the NFTs marketed under this Agreement, including all NFT Components except for those provided by Athlete that include the NIL.

(v)	To the extent any NFT Components contain Third Party Materials, OpenLocker shall be solely responsible for identifying such Third Party Materials, and for obtaining an appropriate license from the owner(s) to use and otherwise exploit such Third Party Materials.

(vi)	OpenLocker may subcontract or delegate any NFT-related activities under this Agreement, including creating, marketing, storing, modifying, selling, trading, making derivative works of, and distributing NFTs, to any other Person with the prior consent of Athlete, with such consent not to be unreasonably withheld, conditioned or delayed. Athlete will cooperate fully with any third-party subcontractor or delegate of OpenLocker.

(vii)	OpenLocker will not make any NFT or Derivative work available for sale or other distribution unless Athlete has approved the NFT in advance in writing (including by email), such approval not to be unreasonably withheld, conditioned or delayed.

(c)	Risks of NFTs. Athlete understands and accepts that developing and selling NFTs carries certain risks, including:

(i)	Sales of NFTs are unpredictable and not guaranteed.

(ii)	Any of the networks used to store, sell, and distribute NFTs could be hacked, forked, or otherwise altered so as to make the NFTs unavailable or less valuable.

(iii)	Changes in Law or technology might limit sales of NFTs or make them subject to additional restrictions or expenses.

(iv)	A third party might:

(1)	Modify the NFTs, including Athlete’s NIL, in a way that is defamatory, inaccurate, or offensive;

(2)	Access and use Athlete’s NIL for that third party’s own commercial purposes, such as marketing that third party’s own goods or services; or

(3)	Otherwise act as if they had ownership or intellectual property rights in any of the NFT Components, including Athlete’s NIL.

(d)	Collectibles. OpenLocker has the right to produce and offer the Collectibles listed in Exhibit B. OpenLocker will be responsible for purchasing and distributing these Collectibles. OpenLocker may request that Athlete autograph Collectibles, in which case Athlete will do so within the time frames listed in Exhibit B. If OpenLocker mails Collectibles to Athlete for signing, OpenLocker will provide return shipping labels at OpenLocker’s cost.

(e)	Experiences. Subject to the Parties’ agreement on dates, times, and locations, Athlete will participate in the Experiences listed in Exhibit B, and any others mutually agreed on by the Parties in writing. Athlete will appear on time for all Experiences, will conduct himself/herself in a professional and positive manner, and will comply at all times with applicable Law, and the terms of this Agreement.

(f)	Announcement of Relationship. OpenLocker will have the right, to issue a press release and related social media posts announcing this Agreement and the affiliation between OpenLocker and Athlete. OpenLocker may use Athlete’s NIL in these announcements.

(g)	Non Disparagement. Each Party agrees not to disparage or make derogatory comments, verbal or written, regarding the other Party during the Term and for 12 months thereafter.

3.	Payments

(a)	Payments to Athlete.

(i)	In consideration of the rights granted in this Agreement, and Athlete’s performance of Athlete’s obligations hereunder, OpenLocker will pay Athlete the following amounts:

(1)	65% of the gross revenue actually received by Open Locker from (1) every Initial Sale of Athlete’s NFTs and (if applicable) Athlete’s Collectibles; and (2) from any Experience in which the Athlete participates; and

(2)	For all Resales of Athlete’s NFT for which OpenLocker receives a commission, OpenLocker will pay Athlete 25% of that commission (the “Resale Commission Payment”). Resale Commission Payments earned during each calendar year will be aggregated and made available annually as per Section 3(c).

(ii)	Different payment amounts and terms may apply if multiple athletes’ NIL are featured in an NFT or Collectible, or if multiple athletes participate in an Experience. These payment amounts and terms will be agreed on in writing by the Parties before the sales of any such NFTs, Collectibles, or Experiences.

(b)	Conditions for Payment. Athlete must complete all deliverables to receive payment. An NFT Component or Collectible is “complete” when it meets the standards listed in Exhibit A (for NFT Components) or Exhibit B (for Collectibles and Experiences).

(c)	Format and Timing of Payments. OpenLocker will notify Athlete of the amount of funds earned by and payable to Athlete, and pay amounts due to Athlete, as follows:

(i)	OpenLocker will pay Athlete via an online account set up through a third party (for example, PayPal, Venmo, ACH, or bank transfer) (the “Wallet”). OpenLocker is not responsible for any technical issues or user issues related to the Wallet.

(ii)	The initial payment of funds from Initial Sales of Athlete’s NFTs, Athlete’s Collectibles, and Experiences will be paid to Athlete within 5 Business Days after OpenLocker has received payment.

(iii)	Subsequent payments of funds from Initial Sales of Athletes NFTs, Athlete’s Collectibles and Experiences, as well as Resale Commission Payments will be paid on a monthly basis beginning 30 days after the initial payment is received by Athlete.

(iv)	Funds from Resale Commission Payments will be available for 3 years after Athlete is first notified via the Wallet that such Resale Commission Payments are available. If this Agreement expires or is terminated before this 3-year period, the Resale Commission Payments will no longer be available as of the date of expiration or termination of this Agreement. Athlete must request Resale Commission Payments within these time frames in order to receive these payments.

(v)	All payments will be made in US dollars. When OpenLocker receives cryptocurrency as payment, the payment to Athlete will be calculated at the exchange rate between the applicable cryptocurrency and the US dollar as of the date on which OpenLocker receives such payment.

(d)	Athlete’s Taxes. Athlete is solely responsible for any federal, state, and/or local taxes on Athlete’s income resulting from this Agreement. OpenLocker will provide Athlete with all necessary forms after the execution of this Agreement, and Athlete will complete these forms in a timely manner.

4.	Term and Termination

(a)	Term. The term of this Agreement shall commence on the Effective Date and shall continue until Athlete is no longer eligible to participate in intercollegiate sports under the rules of the National Collegiate Athletic Association (the “Term”).

(b)	Termination.

(i)	Termination by Athlete and OpenLocker. Without prejudice to any other rights it may have in Law, equity or otherwise, Athlete and OpenLocker shall have the right to terminate this Agreement:

(1)	For convenience on 30 days’ prior written notice to the other Party; or

(2)	By OpenLocker, on 10 Business Days’ prior written notice to Athlete, if any of the following occur during the Term of this Agreement:

(I)	Athlete’s conviction or plea of guilty to a crime of moral turpitude, or involvement in any situation that reflects unfavorably on OpenLocker’s reputation;

(II)	Athlete’s public disparagement of OpenLocker, or if Athlete makes any statement or commits any act that is disparaging or insulting any group on the basis of ethnicity, religion, race, national origin, gender, or sexual orientation;

(III)	Athlete’s material inability to perform Athlete’s obligations under this Agreement; or

(3)	By Athlete, on 10 Business Days’ prior written notice to OpenLocker, if any of the following occur during the Term of this Agreement:

(I)	OpenLocker’s conviction or plea of guilty to a crime of moral turpitude, or involvement in any situation that reflects unfavorably on Athlete’s reputation;

(II)	OpenLocker’s public disparagement of Athlete, or if OpenLocker makes any statement or commits any act that is disparaging or insulting any group on the basis of ethnicity, religion, race, national origin, gender, or sexual orientation;

(III)	OpenLocker’s material inability to perform their obligations under this Agreement; or

(ii)	Automatic Termination. This Agreement and the Term shall automatically terminate without any further action of either Party in the event of Athlete’s death or permanent incapacitation.

(c)	Effects of Termination or Expiration.

(i)	If Athlete terminates this Agreement pursuant to the provisions of Section 4(b)(i)(3), OpenLocker will make any unsold NFTs permanently unavailable (i.e., “burn” them) and (at Athlete’s option and OpenLocker’s cost) destroy or return any unsold Collectibles and any outstanding payments to Athlete will be paid out within 30 days..

(ii)	In the event of termination of this Agreement pursuant to any provisions other than this as set forth in Section 4(b)(i)(3), and subject to OpenLocker’s ongoing compliance with this Agreement, OpenLocker shall have the following rights (but no obligations) to use the NIL:

(1)	OpenLocker shall have the right to continue to display, distribute, and sell NFTs that were created using Athlete’s NIL during the Term. OpenLocker may not create, distribute, or sell any new NFTs after the Agreement has terminated.

(2)	OpenLocker shall have the right, to continue to advertise, sell, and distribute any Collectibles provided by Athlete or developed using Athlete’s NIL during the Term. OpenLocker may not create, display, distribute, or sell any new Collectibles after this Agreement has expired or been terminated.

(iii)	Upon the termination or expiration of the Term and this Agreement for any reason, the Parties shall have no further obligations hereunder other than those which arose prior to such termination or which are explicitly set forth herein as surviving any such termination or expiration.

(d)	Payments for Use of NIL After Termination. For any use of NIL as described in Section 4(c)(ii), OpenLocker will continue to make the payments to Athlete as provided in Section 3 for all fees earned.

5.	Representations and Warranties

(a)	By OpenLocker. OpenLocker represents and warrants hereunder that this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite corporate action; that OpenLocker has the full right, power and capacity to execute, deliver and perform its obligations hereunder; and that this Agreement, upon execution and delivery of the same by OpenLocker, will represent the valid and binding obligation of OpenLocker enforceable in accordance with its terms, subject to the application of bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and general principles of equity, regardless of whether enforceability is considered in a proceeding at law or in equity (the “Enforceability Exceptions”). OpenLocker further represents that OpenLocker’s activities under this Agreement will not infringe any intellectual property right of any third party. The representations and warranties set forth herein shall survive the termination or expiration of this Agreement.

(b)	By Athlete. Athlete represents and warrants to OpenLocker that:

(i)	Athlete is currently, and will remain, in full compliance with all applicable policies and procedures of the School and the National Collegiate Athletic Association regarding intercollegiate athletics, team contracts, and licensing of NIL.

(ii)	There is no oral or written agreement or understanding involving Athlete in any way that grants any other entity or person a right or license to use the NIL in connection with the creation, distribution, advertisement, promotion or endorsement of any products or services that would prevent, limit or hinder the performance of any of Athlete’s obligations under this Agreement.

(iii)	Athlete’s execution of this Agreement, and performance of Athlete’s obligations under this Agreement will not cause a violation or breach of any other agreement to which Athlete is a party

(iv)	The transactions contemplated hereunder have been duly and validly authorized by all requisite action on the part of Athlete.

(v)	Athlete has the full right, power and capacity to execute, deliver and perform its obligations hereunder; and that this Agreement, upon execution and delivery of the same by Athlete, will represent the valid and binding obligation of Athlete enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(vi)	Athlete’s activities under this Agreement will not infringe any intellectual property right of any third party.

(vii)	The representations and warranties set forth herein shall survive the termination or expiration of this Agreement.

(c)	DISCLAIMER OF WARRANTIES.

(i)	OPENLOCKER MAKES NO WARRANTIES THAT THE NFTs, COLLECTIBLES, OR EXPERIENCES WILL BE AVAILABLE OR SECURE, OR THAT THEY WILL GENERATE REVENUE FOR ATHLETE.

(ii)	OPENLOCKER IS NOT RESPONSIBLE FOR LOSSES DUE TO ANY BLOCKCHAIN OR WALLET, INCLUDING FORKS, HACKS, OR ANY OTHER ISSUES CAUSING DAMAGE TO NFTs AND/OR LOSS OF FUNDS.

(iii)	IF ATHLETE UPLOADS NFT COMPONENTS OR OTHER CONTENT TO OPENLOCKER, ATHLETE ACCEPTS THE INHERENT SECURITY RISKS OF PROVIDING INFORMATION OVER THE INTERNET, AND AGREES THAT OPENLOCKER HAS NO LIABILITY OR RESPONSIBILITY FOR ANY BREACH OF SECURITY UNLESS IT IS DUE TO OUR GROSS NEGLIGENCE.

(iv)	EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, THE NFTs, COLLECTIBLES, EXPERIENCES, AND OPENLOCKER’S SERVICES ARE PROVIDED ON AN “AS IS” BASIS. TO THE FULLEST EXTENT PERMITTED BY LAW, OPENLOCKER DISCLAIMS ANY AND ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, WRITTEN OR ORAL, EQUITABLE, LEGAL OR STATUTORY, IN CONNECTION WITH THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING ANY REPRESENTATIONS OR WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, USAGE, SECURITY, UPTIME, RELIABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, WORKMANSHIP OR TECHNICAL QUALITY.

6.	Confidentiality and Work Made for Hire; Additional Provisions

(a)	Confidential Information.

(i)	For purposes of this Agreement, and except as provided below, “Confidential Information” of OpenLocker shall mean any confidential, proprietary or trade secret information, data or know-how which relates to the business, research, services, products, customers, suppliers, employees, or financial information of any one or more of OpenLocker or any of its Affiliates (collectively, the “OpenLocker Entities”), including, but not limited to, product or service specifications, designs, drawings, prototypes, computer programs, models, business plans, marketing plans, financial data, financial statements, financial forecasts and statistical information, in each case that is marked as confidential, proprietary or secret, or with an alternate legend or marking indicating the confidentiality thereof or which, from the nature thereof should reasonably be expected to be confidential or proprietary, and any other Material Non-Public Information (as defined below), in each case which is disclosed by OpenLocker or on its behalf, before or after the date hereof, to Athlete either in writing, orally, by inspection or in any other form or medium. Any technical or business information of a third person furnished or disclosed shall be deemed “Confidential Information” of OpenLocker unless otherwise specifically indicated in writing to the contrary.

(ii)	For purposes of this Agreement, and except as provided below, “Material Non-Public Information” shall mean any information obtained by Athlete hereunder, whether otherwise constituting Confidential Information or not, with respect to which there is a substantial likelihood that a reasonable investor would consider such information important or valuable in making any of his, her or its investment decisions or recommendations to others with respect to any OpenLocker Entity or any of their respective equity securities or debt, or any derivatives thereof, or information that is reasonably certain to have a substantial effect on the price of any OpenLocker Entity’s securities or debt, or any derivatives thereof, whether positive or negative.

(iii)	Athlete agrees to use the Confidential Information only for the purpose of performing Athlete’s obligations hereunder (the “Purpose”) and shall use reasonable care not to disclose Confidential Information to any non-affiliated third party, such care to be at least equal to the care exercised by Athlete as to Athlete’s own Confidential Information, which standard of care shall not be less than the current industry standard in effect as of the date of such receipt. Athlete agrees that it shall make disclosure of any such Confidential Information only to employees (including temporary and leased employees subject to a confidentiality obligation), officers, directors, attorneys and wholly owned subsidiaries (collectively, “Representatives”), to whom disclosure is reasonably necessary for the Purpose. Athlete shall appropriately notify such Representatives that the disclosure is made in confidence and shall be kept in confidence in accordance with this Agreement. Athlete agrees that, for as long as any information, including Confidential Information, continues to meet the definition of Confidential Information as set forth herein, Athlete shall not (1) buy or sell any securities or derivative securities of or related to any OpenLocker Entity, or any interest therein or (2) undertake any actions or activities that would reasonably be expected to result in a violation of the Securities Act of 1933, as amended, or the rules and regulations thereunder, or of the Securities Exchange Act of 1934, as amended, including, without limitation, Section 10(b) thereunder, or the rules and regulations thereunder, including, without limitation, Rule 10b-5 promulgated thereunder.

(iv)	Without the prior consent of OpenLocker, Athlete shall not remove any proprietary, copyright, trade secret or other protective legend from the Confidential Information.

(v)	Athlete acknowledges that the Confidential Information disclosed hereunder may constitute “Technical Data” and may be subject to the export laws and regulations of the United States. Athlete agrees it will not knowingly export, directly or indirectly, any Confidential Information or any direct product incorporating any Confidential Information, whether or not otherwise permitted under this Agreement, to any countries, agencies, groups or companies prohibited by the United States Government unless proper authorization is obtained.

(vi)	Nothing herein shall be construed as granting to Athlete or its affiliates any right or license to use or practice any of the information defined herein as Confidential Information and which is subject to this Agreement as well as any trade secrets, know-how, copyrights, inventions, patents or other intellectual property rights now or hereafter owned or controlled by any OpenLocker Entity. Except as allowed by applicable law, Athlete shall not use any tradename, service mark or trademark of any OpenLocker Entity or refer to any OpenLocker Entity in any promotional or sales activity or materials without first obtaining the prior written consent of OpenLocker.

(vii)	The obligations imposed in this Agreement shall not apply to any information that (i) was already in the possession of Athlete at the time of disclosure without restrictions on its use or is independently developed by Athlete after the effective date of this Agreement, provided that the person or persons developing same have not used any information received from any OpenLocker Entity in such development, or is rightfully obtained from a source other than from any OpenLocker Entity; (ii) is in the public domain at the time of disclosure or subsequently becomes available to the general public through no fault of Athlete; (iii) is obtained by Athlete from a third person who is under no obligation of confidence to any OpenLocker Entity; or (iv) is disclosed without restriction by any OpenLocker Entity.

(viii)	Athlete may disclose such Confidential Information as required to be disclosed pursuant to the order of a court or administrative body of competent jurisdiction or a government agency.

(ix)	Upon termination of this Agreement for any reason or upon request by OpenLocker made at any time, all Confidential Information, together with any copies of same as may be authorized herein, shall be returned to OpenLocker, or destroyed and certified as such by an officer of Athlete. Athlete may retain one copy of all written Confidential Information for its files for reference in the event of a dispute hereunder.

(x)	As between OpenLocker Entities and Athlete, the Confidential Information and any Derivative thereof (as defined below), whether created by any OpenLocker Entity or Athlete, will remain the property of OpenLocker. For purposes of this Agreement, “Derivative” shall mean: (i) for copyrightable or copyrighted material, any translation, abridgement, revision or other form in which an existing work may be recast, transformed or adapted, and which constitutes a derivative work under the Copyright laws of the United States; (ii) for patentable or patented material, any improvement thereon; and (iii) for material which is protected by trade secret, any new material derived from such existing trade secret material, including new material which may be protected by copyright, patent and/or trade secret.

(b)	Intellectual Property Rights.

(i)	Athlete represents and warrants that Athlete is the exclusive owner of all right, title and interest in and to (i) the NIL and goodwill appurtenant thereto, (ii) all rights of publicity in and to Athlete’s full and formal name, nickname or alias (“Name”), image, likeness, voice, signature now used or hereafter to be used, and photograph, (iii) all rights in and to Athlete’s Name, and (iv) all common law and statutory rights in the foregoing (collectively, the “Property”). Athlete exclusively owns all right, title, and interest throughout the world (the “Territory”) in and to the Property.

(ii)	Disclosure of Work Product. As used in this Agreement, the term “Work Product” means any invention, whether or not patentable, know-how, designs, mask works, trademarks, formulae, processes, manufacturing techniques, trade secrets, ideas, artwork, software or any copyrightable or patentable works. All Work Product that is solely or jointly conceived, made, reduced to practice, or learned by Athlete in the course of the Athlete’s or OpenLocker’s performance hereunder or any work performed for any OpenLocker Entity and any Work Made For Hire, as defined herein is collectively defined as the “OpenLocker Work Product”). Athlete agrees (a) to use Athlete’s best efforts to maintain such OpenLocker Work Product in trust and strict confidence; (b) not to use OpenLocker Work Product in any manner or for any purpose not expressly set forth in this Agreement; and (c) not to disclose any such OpenLocker Work Product to any third party without first obtaining OpenLocker’s express written consent on a case-by-case basis.

(iii)	Ownership of OpenLocker Work Product. Athlete agrees that any and all OpenLocker Work Product conceived, written, created or first reduced to practice in the performance of work under this Agreement shall be deemed “work for hire” under applicable law and shall be the sole and exclusive property of OpenLocker.

(iv)	Assignment of OpenLocker Work Product. Athlete irrevocably assigns to OpenLocker all right, title and interest worldwide in and to OpenLocker Work Product and all applicable intellectual property rights related to OpenLocker Work Product, including without limitation, copyrights, trademarks, trade secrets, patents, moral rights, contract and licensing rights (the “Proprietary Rights”). Except as set forth below, Athlete retains no rights to use OpenLocker Work Product and agrees not to challenge the validity of OpenLocker’s ownership in OpenLocker Work Product.

(c)	Work Made for Hire.

(i)	The following, if developed during the Term are deemed “work made for hire” under the provisions of the United States Copyright Act (17 U.S.C. Sec. 101) and will be owned solely by OpenLocker (collectively, the “Work Made For Hire”):

(1)	All NFTs, NFT Components, Collectibles, advertising and promotional materials, websites, apps, video, audio, images, music, dialogue, characters, phrases, or trademarks and service marks developed using Athlete’s NIL;

(2)	All other physical or digital materials created by or on behalf of OpenLocker based on or using the Athlete’s NIL;

(3)	All original ideas developed by OpenLocker that are related to the development, promotion, sales, or other distribution or use of NFTs, NFT Components, Collectibles and Experiences.

(ii)	The items as set forth in Section 6(c) are referred to as the “OpenLocker Materials.” If any OpenLocker Materials created under this Agreement are not legally capable of being a “work made for hire” under the applicable copyright Laws, then all right, title, and interest in such OpenLocker Materials is hereby assigned to OpenLocker.

(d)	Ownership of OpenLocker Materials.

(i)	OpenLocker is the sole and exclusive owner of the OpenLocker Materials, and all intellectual property rights therein.

(ii)	OpenLocker has the sole and exclusive right to register, renew and extend any intellectual property rights in the OpenLocker Materials.

(iii)	OpenLocker has the sole and exclusive right to distribute the OpenLocker Materials, including by rental, lending, sale, distribution and all other rights of communication by any and all means, devices and technology now known or later invented.

(iv)	OpenLocker has the sole and exclusive right to adapt, change, delete from and add to the OpenLocker Materials throughout the Term, and to use all or any part thereof in new versions, adaptations, and other OpenLocker Materials throughout the Term.

(v)	OpenLocker is the sole and exclusive owner of any “moral rights” in the OpenLocker Materials.

1.	Indemnification. Each Party (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other Party and such other Party’s Affiliates and each of their respective directors, officers, managers, partners, employees, agents, equity holders, successors and assigns (each, an “Indemnified Party”), from and against any and all Losses incurred or suffered by any Indemnified Party arising out of, based upon or resulting from any breach of any representations or warranties of the Indemnifying Party herein or breach by the Indemnifying Party of, or any failure the Indemnifying Party to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement by the Indemnifying Party.

2.	Miscellaneous

(a)	Relationship of the Parties.

(i)	Athlete’s relation to OpenLocker throughout this Agreement shall be that of an independent contractor. Athlete shall not have employee status with the OpenLocker or any OpenLocker Entity or be entitled to participate in any plans, arrangements or distributions by the OpenLocker or any OpenLocker Entity pertaining to or in connection with any pension, stock, bonus, profit-sharing or similar benefits as may be available to the OpenLocker’s employees or those of any OpenLocker Entity.

(ii)	This Agreement does not create a relationship of principal and agent, joint venture, partnership or employment between any OpenLocker Entity and Athlete. Athlete’s engagement hereunder is not a franchise or business opportunity. Neither Party shall be liable for any obligations incurred by the other except as expressly provided herein.

(b)	Accuracy of Statements. Each Party represents and warrants that no representation or warranty contained in this Agreement, and no statement delivered or information supplied to the other Party pursuant hereto, contains an untrue statement of material fact or omits to state a material fact necessary in order to make the statements or information contained herein or therein not misleading.

(c)	Entire Agreement. This Agreement sets forth all the promises, covenants, agreements, conditions and understandings between the Parties, and supersedes all prior and contemporaneous agreements, understandings, inducements or conditions, expressed or implied, oral or written, except as herein or therein contained. No waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the Party against whom it is asserted, and any such written waiver shall only be applicable to the specific instance to which it relates and shall not be deemed to be a continuing or future waiver. No failure to exercise and no delay in exercising on the part of either of the Parties any right, power or privilege under this Agreement shall operate as a waiver of it, nor shall any single or partial exercise of any other right, power or privilege preclude any other or further exercise of its exercise of any other right

(d)	Survival. The provisions of Section 4, Section 5, Section 6, Section 7 and this Section 8 shall survive any termination or expiration hereof.

(e)	Amendment. The Parties hereby agree that no attempted amendment, modification, termination, discharge or change (collectively, “Amendment”) of this Agreement shall be valid and effective, unless the Parties shall unanimously agree in writing to such Amendment.

(f)	Governing Law; Etc.

(i)	This Agreement, and any and all claims, proceedings or causes of action relating to this Agreement or arising from this Agreement or the transactions contemplated herein, including, without limitation, tort claims, statutory claims and contract claims, shall be interpreted, construed, governed and enforced under and in accordance with the substantive and procedural Laws of the State of New York in each case as in effect from time to time and as the same may be amended from time to time, without giving effect to the principles of conflicts of law of the State of Delaware or any other State or jurisdiction.

(ii)	EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS, THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8(f)(ii).

(g)	Resolution of Disputes. If a dispute arises under this Agreement which cannot first be resolved through good faith negotiations, the dispute will be submitted to arbitration and resolved by a single arbitrator (who is a lawyer not employed by or associated with either party to this Agreement) in accordance with the Commercial Arbitration Rules of the American Arbitration Association in Pennsylvania, then in effect as modified herein. All arbitration will be confidential and take place at an office of the American Arbitration Association located in or nearest to University Park, Pennsylvania. The award or decision rendered by the arbitrator is final, binding and conclusive and judgment may be entered upon the award by any court.

(h)	Severability; Expenses; Further Assurances. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible. Except as otherwise specifically provided in this Agreement, each Party shall be responsible for the expenses it may incur in connection with the negotiation, preparation, execution, delivery, performance and enforcement of this Agreement. The Parties shall from time to time do and perform any additional acts and execute and deliver any additional documents and instruments that may be required by Law or reasonably requested by any Party to establish, maintain or protect its rights and remedies under, or to effect the intents and purposes of, this Agreement.

(i)	Specific Performance. Each Party agrees that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that each Party shall be entitled to seek specific performance of the terms hereof in addition to any other remedy at law or in equity.

(j)	No Consequential or Punitive Damages. Notwithstanding anything else contained herein, no Party shall seek, nor shall any Party be liable for, consequential, punitive or exemplary damages, under any tort, contract, equity, or other legal theory, with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith, other than for any punitive damages actually ordered by a Governmental Authority and thereafter finally paid.

(k)	Parties in Interest; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party shall have any power or any right to assign or transfer, in whole or in part, this Agreement, or any of such Party’s rights or any of such Party’s obligations hereunder , including, without limitation, any right to pursue any claim for damages pursuant to this Agreement or the transactions contemplated herein, or to pursue any claim for any breach or default of this Agreement, or any right arising from such Party’s due performance of its obligations hereunder, without the prior written consent of the other Party and any such purported assignment in contravention of the provisions herein shall be null and void and of no force or effect.

(l)	Execution in Counterparts, Electronic Transmission. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signatures appear on following page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the Effective Date.

OpenLocker, Inc.

By:
Name:	Brian Klatsky
Title:	President

Athlete:

By:
Name:

Address for notices:

Email:

Cell phone:

EXHIBIT A

NFT COMPONENTS

Athlete will provide the following NFT Components to OpenLocker, in the format listed below and by the dates listed below:

NFT Component Type	Format and Duration	Content	Due Date

Example: Video	Example: MP4, at least 45 seconds	Example: Personalized greeting and message to fans	________
Example: Audio	Example: MP3, at least 60 seconds	Example: Commentary on Athlete’s recent game-winning play	________
Example: Photo	Example: Hi-res JPEG, at least 800 KB	Full-length image of Athlete, shot from the front	________

Athlete will provide these NFT Components following the guidelines provided by OpenLocker and agreed on by both Parties.

Acceptability Standards:

Exhibit A - Page 1

EXHIBIT B

COLLECTIBLES AND EXPERIENCES

Collectibles.

OpenLocker has the right to produce and distribute the following Collectibles that include or display Athlete’s NIL. Collectibles may be associated with an NFT or offered separately:

In the case of autographed or other personalized goods, Athlete will deliver the listed items to OpenLocker by the relevant due dates.

Personalized video or social media messages to individuals or groups, as follows:

Due Date:

Additional images, multimedia, audio, or other content in digital format:

Due Date:

Apparel:

Due Date:

Signed items (jerseys, posters, etc.)

Due Date

Other Collectibles:

Due Date:

Acceptability Standards: Collectibles must be in new, clean, well-packed, and saleable condition when returned by Athlete.

Experiences.

Athlete will participate in the following “Experience” events on behalf of OpenLocker on the following dates:

Experience	Date

Exhibit B - Page 1

Exhibit C

Definitions and Interpretation

(a)	Definitions. For purposes herein, the following terms shall have the following meanings

(i)	“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with, the specified Person.

(ii)	“Athlete’s Collectibles” means one or more Collectibles that include only Athlete’s NIL.

(iii)	“Athlete’s NFTs” means one or more NFTs that include only Athlete’s NIL.

(iv)	“Blockchain” means a decentralized network on which cryptocurrency-related transactions and NFT-related transactions are conducted and documented, such as Ethereum or Flow.

(v)	“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York City are authorized or required by law or executive order to close.

(vi)	“Collectible” means a physical object including but not limited to apparel, sporting equipment, photos, figurines, replicas, household items, and accessories.

(vii)	“Control” means (a) the possession, directly or indirectly, of the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, by contractor otherwise, or (c) being a director, officer, executor, trustee or fiduciary (or their equivalents) of a Person or a Person that controls such Person.

(viii)	“Experience” means an event listed in Exhibit B or otherwise agreed on in writing by Athlete and OpenLocker.

(ix)	“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

(x)	“Initial Sale” means the first time an NFT or Collectible is sold by OpenLocker.

(xi)	“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

(xii)	Liabilities” means liabilities, obligations or responsibilities of any nature whatsoever, whether direct or indirect, matured or un-matured, fixed or unfixed, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured, absolute, contingent or otherwise, including any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost or expense.

Exhibit C - Page 1

(xiii)	“Losses” means any losses, damages, deficiencies, Liabilities, assessments, fines, penalties, judgments, actions, claims, costs, disbursements, fees, expenses or settlements of any kind or nature, including legal, accounting and other professional fees and expenses.

(xiv)	“NFT Components” means the digital objects embedded in, comprising, or linked to one or more NFTs, including without limitation images, audio, video, artwork, software code, smart contracts, and unique identifiers.

(xv)	“NFT” means a non-fungible token stored on a Blockchain and associated with digital content such as video, audio, animation, and/or software.

(xvi)	“NIL” means Athlete’s name, nickname(s), initials, autograph, voice, video or film portrayals, signature, photograph, image, likeness, biography, trade name, social media handles, and other identifiers. NIL also includes content provided by Athlete for OpenLocker’s use, such as quotes or social media posts.

(xvii)	“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a school, other educational institution, government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

(xviii)	“Resale” means the sale of an NFT by its original purchaser after the Initial Sale, or any sale of that NFT made afterwards by a subsequent purchaser.

(xix)	“Third Party Materials” means intellectual property, or digital or physical items, that belong(s) to a third party and not to Athlete or OpenLocker, including, without limitation, images, logos, trademarks, locations, audio, music, software and video.

(a)	Interpretive Provisions. Unless the express context otherwise requires (i) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (iii) the terms “Dollars” and “$” mean United States Dollars; (iv) references herein to a specific Section, Subsection, Recital or Exhibit shall refer, respectively, to Sections, Subsections, Recitals or Exhibits of this Agreement; (v) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (vi) references herein to any gender shall include each other gender; (vii) references herein to any Person shall include such Person’s heirs, executors, personal Representatives, administrators, successors and assigns; provided, however, that nothing contained herein is intended to authorize any assignment or transfer not otherwise permitted by this Agreement; (viii) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity; (ix) references herein to any contract or agreement (including this Agreement) mean such contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof; (x) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (xi) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time; and (xii) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder.

Exhibit C - Page 2